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                                                                    EXHIBIT 99.2


                                VISTA GOLD CORP.

                                     PROXY

                         EXTRAORDINARY GENERAL MEETING

                               December 17, 1997



              THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member ("shareholder") of Vista Gold Corp. (the "Company") hereby appoints Michael B. Richings, or failing him, A. J. Ali, or failing either of them _____________________________________________________________ as
proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the extraordinary general meeting (the "Meeting") of the shareholders of the Company to be held on Wednesday, December 17, 1997 and at any adjournments thereof to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment thereof, and the persons named are specifically directed to vote as indicated below.

I direct my proxy to vote as follows:

To approve the special resolution authorizing the continuation of the Company under the Business Corporations Act (Yukon Territory) and approving the articles of continuance for adoption by the Company, as set out in Schedule "A" to the Management Information and Proxy Circular dated November 13, 1997.

                    FOR [    ]              AGAINST  [    ]

EXECUTED on the      day of              , 1997.
                ----        -------------
Signature of Member(s)
                      ---------------------------------------------------------

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Name of Member(s)
(Please print clearly)

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Address

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City/Province

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Number of Shares Held




                                 NOTES TO PROXY

The common shares represented by this proxy will, on any poll, be voted as the shareholder may have specified by marking an "X" in the spaces provided for that purpose. IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE SHARES WITH
   RESPECT TO:


   A) AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING;
      AND

   B) OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE A REASONABLE TIME PRIOR TO THIS
   SOLICITATION THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING.

IF THE SHAREHOLDER DOES NOT WISH TO APPOINT EITHER OF THE PERSONS NAMED IN THIS
   PROXY, HE OR SHE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE OR SHE WISHES TO ATTEND AND ACT AS HIS OR HER PROXYHOLDER. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY. IF THE INSTRUCTIONS BY THE SHAREHOLDER ON THIS PROXY ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

This proxy may not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or the attorney of a corporate member not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

The proxy may not be used at the Meeting unless it is deposited at the office of MONTREAL TRUST COMPANY OF CANADA at Montreal Trust Centre, Suite 410, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention:
   Proxy Department, no later than 10:00 a.m. (Vancouver time) on Monday, December 15, 1997 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed subsequently.